Mail Stop 3561

      							August 2, 2005

Via U.S. Mail and Fax (214-382-3631)
Mr. Mike Lavey
Chief Financial Officer
Lighting Science Group Corporation
2100 McKinney Ave., Suite 1555
Dallas, TX  75201

	RE:	Lighting Science Group Corporation
      Form 10-KSB for the Fiscal Year Ended December 31, 2004
		Filed February 9, 2005

      Form 10-QSB for the Fiscal Quarter Ended March 31, 2005
      File No. 0-20354

Dear Mr. Lavey:

      We have reviewed your amendment filed on dated May 25, 2005 and your supplemental response filed July 15, 2005 as well as the above referenced filings and have the following comments. As noted in our comment letter dated March 18, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.


 Form 10-KSB for the Fiscal Year Ended December 31, 2004

Note 9: Preferred Stock

1. We note your response to Item 2 concerning control of your company before confirmation and post confirmation from Chapter 11. In your response you focused on ownership percentage of Ronald E. Lusk and Match, Inc. However we believe you much consider the entire group of shareholders before and immediately after confirmation. In this regard you must also consider the convertible preferred stock and or convertible debt that existed before and after confirmation.
Based
on your disclosure in Note 9, at September 26, 2003 pre-confirmation
Series A Senior Convertible Preferred Stock were convertible into 121,723 shares of common stock. In addition based on your consolidated statement of shareholders` equity, if you consider that on the next day, September 27, 2003 the same number of Series A Senor
Convertible Preferred Stock were also convertible into 121,723 shares of common stock, the shareholders pre-confirmation appear to hold more than 50% of the emerging company immediately post confirmation.
As result, it appears that you should not have applied Fresh Start accounting in accordance with paragraph 36 of SOP 90-7. Please revise or advise.

Item 8A: Controls and Procedures

2. The conclusions of management regarding the effectiveness of your disclosure controls and procedures appears to be based upon the definition of disclosure controls and procedures set forth in Rule 13a-15(e) under the Securities Exchange Act of 1934. As described, however, the evaluation does not fully conform to the definition in the rule. Specifically, the description does not indicate that your disclosure controls and procedures are designed to ensure that information is recorded, processed, summarized and reported, within the time periods specified in the Commission`s rules and forms or that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure.
Please confirm this to us and revise your future filings accordingly.
Alternatively, you may simply state that your Chief Executive Officer and Chief Financial Officer concluded on the applicable dates that the Company`s disclosure controls and procedures were effective. Please also similarly revise your Forms 10-QSB concerning the quarter ended March 31, 2005.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Consolidated Balance Sheet

3. Please note it is not appropriate to present a pro forma balance sheet in your Form 10-QSB. If you are required to present a pro forma balance sheet in your SB-2 it should be in accordance with Item
310(d) of Regulation SB. That pro forma should be separate from historical financial statements. Please revise or advise.



*    *    *    *

      As appropriate, please amend your Forms 10-KSB and 10-QSB and respond to these comments within 10 business days or tell us when you will provide us with a response. In addition, you should make corresponding changes to the pending registration statement on Form
SB-2 to the extent applicable. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Inessa Berenbaum, Staff Accountant, at (202) 551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding the financial statements and related matters. Please contact me, at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director


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Mr. Mike Lavey
Lighting Science Group Corporation
August 2, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE